AMPAL-AMERICAN ISRAEL CORPORATION

555 Madison Avenue
New York, New York 10022
(866) 447-8636

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

November 18, 2010

Re:	Ampal-American Israel Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2009
Filed March 8, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 4, 2010
Definitive Proxy Statement
Filed March 31, 2010
File No. 000-00538

Dear Mr. Gordon:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter, dated November 4, 2010, regarding the Company's Form 10-Q for the Quarterly Period Ended June 30, 2010.

For reference purposes, the text of your letter, dated November 4, 2010, has been set forth below with the Company’s response below. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-Q for the Quarterly Period Ended June 30, 2010

6. East Mediterranean Gas Company, page 10

1.
We have reviewed your response in comment 1 in your letter dated October 21, 2010, and note that you have indicated that the free cash flows used in your calculation of the value of your investment in EMG are after tax of the Company, yet in your example below, you are using free cash flows before consideration of taxes at US tax rates, which would be the ultimate tax rate in either calculation presented in your response.  Please tell us whether the free cash flows used in your actual calculation of the value of EMG include the impact of United States taxes, and if not, please tell us why.  We note that you are projecting the sale of EMG to a U.S. investor that holds 10% or more of the Company and has ability to  use the tax paid in Egypt as tax credit for U.S. purposes.

Mr. Daniel L. Gordon
November 18, 2010

Response:

The free cash flow used in our actual calculation of the value of EMG did not include the impact of United States taxes that might be paid by a shareholder of EMG.

The discount rate that was used in the valuation was based on the Capital Assets Pricing Model ("CAPM"). The CAPM is based on the alternative returns an investor can obtain in the market (using the risk free rate, the market premium and the asset beta).  The CAPM is a standard model employed in valuations of investments similar to the Company’s investment in EMG.

All of the components in the discount rate calculation made pursuant  to the CAPM (risk free rate, market premium, etc.) are based on the assumption that investment trading is tax-free and returns are unaffected by taxes. Therefore, when using a discount rate based on the CAPM, we take the free cash flow after the tax payable by the valuated company and before the tax that each investor is liable to pay. Therefore an investor receives the additional value of the tax credits when evaluating free cash flows according to the discounted cash flow analysis under the CAPM.

We confirm that we are projecting the sale of EMG to a U.S. investor that will hold 10% or more of EMG and has ability to use the tax paid in Egypt as tax credit for U.S. purposes.

Please note that in both cases (regarding the cash flows we used and regarding the investor who hold 10% or more) we referred, in our previous response, to EMG as the Company.

In connection with our response, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (866) 447-8636.

Mr. Daniel L. Gordon
November 18, 2010

    We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name : Irit Eluz
Title: CFO, SVP Finance & Treasurer